                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                               drkoop.com, Inc.
                        ------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                        ------------------------------
                        (Title of Class of Securities)

                                   262098106
                        ------------------------------
                                (CUSIP Number)

                               December 31, 1999
                        ------------------------------
            (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1(b)
    -----
           Rule 13d-1(c)
    -----
      X    Rule 13d-1(d)
    -----

                               Page 1 of 6 pages

CUSIP No.  262098106

--------------------------------------------------------------------------------

1. Name of Reporting Person and I.R.S. Identification Number of Reporting Person (Entities Only)

     C. Everett Koop, M.D.

--------------------------------------------------------------------------------

2.   Check the Appropriate Row if a Member of a Group

     a.   N/A

     b.   N/A

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     U. S. citizen

--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power           1,689,709 shares (see Item 4)

6.   Shared Voting Power         920,402 shares (see Item 4)

7.   Sole Dispositive Power      1,689,709 shares (see Item 4)

8.   Shared Dispositive Power    920,402 shares (see Item 4)

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,610,111 shares (see Item 4)

--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     N/A

--------------------------------------------------------------------------------

                               Page 2 of 6 pages

11.  Percent of Class Represented by Amount in Row (9)

     8.3%

--------------------------------------------------------------------------------

12.  Type of Reporting Person

     IN

--------------------------------------------------------------------------------

                               Page 3 of 6 pages

Item 1(a).     Name of Issuer:

               drkoop.com, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               7000 North MoPac Expressway, Suite 400
               Austin, Texas  78731

Item 2(a).     Name of Person Filing:

               C. Everett Koop, M.D.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               7000 North MoPac Expressway, Suite 400
               Austin, Texas  78731

Item 2(c).     Citizenship/State of Organization:

               U. S. citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001 per share

Item 2(e).     CUSIP Number:

               262098106

Item 3.        Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

               N/A

Item 4.        Ownership:

               (a)   Amount Beneficially Owned:  2,610,111 shares

               (b)   Percent of Class:  8.3%

               (c)   Number of shares as to which such person has:

                     (i) sole power to vote or direct the vote: 1,689,709 shares (1)

                     (ii) shared power to vote or to direct the vote: 920,402 shares (2)

                     (iii) sole power to dispose or to direct the disposition of: 1,689,709 shares (1)

                               Page 4 of 6 pages

                     (iv) shared power to dispose or to direct the disposition of: 920,402 shares (2)

          (1) The 1,689,709 shares of common stock over which Dr. Koop has sole voting and investment power include 777,244 shares underlying options exercisable within sixty days of December 31, 1999.

          (2) The 920,402 shares of common stock over which Dr. Koop shares voting and investment power include: (i) 500,000 shares held by Koop Investment, L.P.; Dr. Koop and his spouse are the general partners of this partnership and share voting and investment power with respect to such shares; (ii) 2,800 shares held by Dr. Koop's spouse as to which Dr. Koop shares voting and investment power; and (iii) 417,602 shares held by C. Everett Koop Annuity Trust (the "Trust") for which Dr. Koop's son-in-law serves as the trustee.

Item 5.   Ownership of Five Percent or Less of a Class:

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          See Item 4. The partners in Koop Investment, L.P. may be entitled to certain allocations and distributions in respect of their respective partnership interests (which may include dividends and proceeds of a sale of such shares). Subject to the terms of the Trust, the trustee may direct the receipt of dividends or proceeds of a sale of shares held by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          N/A

Item 8.   Identification and Classification of Members of the Group:

          N/A

Item 9.   Notice of Dissolution of Group:

          N/A

Item 10.  Certification:

          N/A

                               Page 5 of 6 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.


Dated:  February 9, 2000               /s/ C. EVERETT KOOP, M.D.
                                      --------------------------------
                                      C. Everett Koop, M.D.

                               Page 6 of 6 pages